SKADDEN, ARPS, SLATE, MEAGHER & FLOM

      DIRECT DIAL

+852 3740 4863

      DIRECT FAX

+852 3910 4863

      EMAIL ADDRESS

JULIE.GAO@SKADDEN.COM

PARTNERS

JOHN ADEBIYI ♦

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

CHI T. STEVE KWOK (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

AFFILIATE OFFICES

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

BEIJING

BRUSSELS

FRANKFURT

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

April 3, 2017

Christian Windsor

Jessica Livingston

Gus Rodriguez

Marc Thomas

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PPDAI Group Inc. (CIK No. 0001691445)

Supplemental Submission to the Staff

Dear Mr. Windsor, Ms. Livingston, Mr. Rodriguez and Mr. Thomas:

On behalf of our client, PPDAI Group Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby make a supplemental submission of the following to the staff (the “Staff”) of the Securities and Exchange Commission in response to the Staff’s request communicated to us on March 30, 2017:

•	the English translation of the homepage of the Company’s website, attached as Annex I hereto.

To facilitate your review, we have separately delivered to you today five courtesy copies of Annex I.

*        *         *

Securities and Exchange Commission

April 3, 2017

If you have any questions regarding this submission, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Jun Zhang, Chairman and Chief Executive Officer, PPDAI Group Inc.

Simon Tak Leung Ho, Chief Financial Officer, PPDAI Group Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jimmy Leung, Partner, PricewaterhouseCoopers Zhong Tian LLP

Sean Fu, Partner, PricewaterhouseCoopers Zhong Tian LLP

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

ANNEX I

ENGLISH TRANSLATION OF THE HOMEPAGE OF

THE COMPANY’S WEBSITE

Page 1 of 3

Finance at finger tips
I want to invest
I want to borrow
My account
Information disclosure
Forum/Help
Log in
Register
拍拍贷 ppdai.com
APP
我要投资
我要借款
我的账户
信息披露
论坛/帮助
登录
注册
约惠甜蜜购
邂逅·春日兑物季
活动时间：4月1日-4月30日
Date with sweet purchase and discount
Encounter • Spring Redemption Season
Time: April 1 - 30
Advertisement: investment involves risks and you should be cautious in making investment
I WANT TO BORROW
Simple Fast Accessible
我要借款
简单 快速 借得到
我要投资
2016年平均历史年化收益率7-24%
I WANT TO INVEST
Average historical annualized investment return rates in 2016 were 7-24%
39,989,576 users found and registered with PPDAI
HIGH RETURN
Compared to bank's demand and time deposits
Average historical annualized investment return rates in 2016 were 7% - 24%
39,989,576
人发现并注册拍拍贷
12,923,071
笔成功借款
3,790,669.80万
累计成交总额
安心
低门槛
最低50元起投
高收益
2016年平均历史年化收益率7%-24%
12,923,071 loans successfully facilitated
Aggregate transaction volume amounts to RMB 37,906,698 thousand.
EASE OF MIND
Your investment is diversified based on "Magic Mirror" big data technology
LOW THRESHOLD
The minimum investment amount can be as low as RMB50

http://www.ppdai.com/ 4/2/2017

Page 2 of 3

Investment in Single Loans

Categorized by different levels with different investment returns and risks

Average historical annualized investment return rates in 2016 were 7% - 24%

Subscribe Now

Investment product information

投资产品信息

Fixed Investing Periods Investment Program

1-12 month | Available for purchase at 11 am from Monday to Saturday

Average historical annualized investment return rates in 2016 were 6.6% - 9%

Purchase Now

更多...

月月涨	散标投资	拍活宝	彩虹计划
1个月起 | 周二、五上午11点发售	按等级区分，不同风险不同收益	灵活存取，每日9点 - 15点发售	1-12个月 | 周一至周六上午11点发售
6.6~9%	7~24%	6.31%	6.6~9%
2016年平均历史年化收益率	2016年平均历史年化收益率	过去7天平均历史年化收益率	2016年平均历史年化收益率
立即抢购	马上投标	立即抢购	立即抢购

"Step-up" Returns Investment Program (Convenient Redemption)

Minimum of one month investment term | Available for purchase at 11 am every Tuesday and Friday

Average historical annualized investment return rates in 2016 were 6.6% - 9%

Purchase Now

Flexible Investing Periods Investment Program

Flexible in investment and withdrawal, available for purchase from 9 am to 3 pm everyday

Average historical annualized investment return rate in the past seven days was 6.31%

Purchase Now

More...

更多...

公司资讯

Corporate Information

如何变成土豪

How to make money

为何选择PPD

Why choosing PPD

PPD有何特色

What are PPD's features

普惠金融逐渐向中西部延伸

■本报记者 张 歆 我国中西部地区与东部相比... 分布不均衡的问题。近年来，有赖于...

Inclusive Finance gradually expands to mid-west China Securities Daily 2017-01-17
Reporter: Zhang Xin
The mid-west China, comparing to the east China, faces issues like lower coverage of financial services and imbalanced distribution of financial resources in the long term. In recent years....

网贷监管过渡期近半 "二八"格局初现

南方都市报 2017-01-17

1月，中国银监会召开2017年全国银行业监督... 进P2P网络借贷风险专项整治。去...

Half of the online-borrowing regulation transition period has passed, effect of 80/20 rule emerges
South Metropolitan 2017-01-17

In January, the CBRC held the National Banking Regulatory Management Conference of 2017, which required to strictly control online financing risks and continue to implement special measures relating to P2P online lending risks....

拍拍贷张俊获选2016年上海领军金才

Zhang Jun of PPDAI was nominated as a leading financial talent in Shanghai in 2016
SINA 2017-01-13
As a talent-intensive industry, the financial industry is built on talent, the primary resource of this industry. In 2017, "Shanghai Gold Talent Project" has achieved substantial progress: on January 13th, Shanghai financial system talent....

http://www.ppdai.com/ 4/2/2017

Page 3 of 3

Internet finance regulation begins to play hardball People's Daily (Overseas version) 2016-10-24
The office of the State Council issued "Implementation Plan on Special Measures on Online Fnance Risks" (hereinafter referred to as the "Plan") recently, and 17 ministries/ departments will jointly carry out a special action regarding the online financing...
"魔镜"是什么
如何正确投资
街头借钱测试
互联网金融监管出重拳
What is "Magic Mirror"
How to invest
A experiment for borrowing money from random people from the street
Media Report
媒体报道
Follow us on Wechat and experience no fuzz in investment and borrowing
CCTV
新浪财经
凤凰资讯
搜狐财经
business.sohu.com
Contact Us
Online customer service
Download mobile APP
Sina Weibo
联系我们
400-184- 8888 (08:00 - 20:00)
在线客服
关于我们
业务介绍
安全保障
用户中心
User center
About Us
Introduction to our business
Safeguards
Suggestions and feedback
Norton SECURED
公安网备
Copyright Reserved 2007-2017 PPDAI (www.ppdai.com) | [ICP filing number] | Shanghai PPDai Financial Information Service Co., Ltd. | Investment involves risks, you should be cautious in making investment
Courtesy links: Qianzhan Website 51credit.com Gucheng.com China GoldPaper Website Sunflower Insurance Website More...
Website links: How's PPDAI Loans PPDAI Mobile Consumption Loan Products Loans in Small Amount Urgent Need in Small-amount More...

http://www.ppdai.com/ 4/2/2017

Page 1 of 3

Note: this is one of the four changing banners of the front page

拍拍贷
ppdai.com
APP
我要投资
我要借款
我的账户
信息披露
论坛/帮助
登录
注册
Networking Competition
Time: March 21 - April 21, 2017
人脉大PK
活动时间：2017.3.21-4.21
理财有风险，投资需谨慎
我要借款
简单 快速 借得到
我要投资
2016年平均历史年化收益率7-24%
39,989,576
人发现并注册拍拍贷
12,923,071
3,790,669.80万
安心
低门槛
高收益
2016年平均历史年化收益率7%-24%
公告：【公告】2017年清明假期工作安排...
【公告】关于累计收益计算方式调...
【公告】系统升级维护公告
【公告】停机维护公告
更多...

http://www.ppdai.com/ 4/2/2017

Page 1 of 3

Note: this is one of the four changing banners of the front page

拍拍贷
ppdai.com
APP
我要投资
我要借款
我的账户
信息披露
论坛/帮助
登录
注册
iPhone 7 red version is available for purchase by installment.
iPhone 7
iPhone 7红色特别版
拍拍贷已可分期
广告 理财有风险，投资需谨慎
我要借款
简单 快速 借得到
我要投资
2016年平均历史年化收益率7-24%
39,989,576
人发现并注册拍拍贷
12,923,071
笔成功借款
3,790,669.80万
累计成交总额
安心
基于"魔镜"大数据充分分散
低门槛
最低50元起投
高收益
相对银行活/定期利率
2016年平均历史年化收益率7%-24%
公告：【公告】2017年清明假期工作安排...
【公告】关于累计收益计算方式调...
【公告】系统升级维护公告
【公告】停机维护公告
更多...

http://www.ppdai.com/ 4/2/2017

Page 1 of 3

Note: this is one of the four changing banners of the front page

March User Festival (March 1 to 31)
Scan QR Code, Receive Gifts

Giving Back for 5 million followers of our Customer Service Account

拍拍贷
ppdai.com
APP
我要投资
我要借款
我的账户
信息披露
论坛/帮助
登录
注册
3月拍友节
3月1日-3月31日
扫码豪礼送不停
服务号500万粉丝回馈
我要借款
简单 快速 借得到
我要投资
2016年平均历史年化收益率7-24%
39,989,576
人发现并注册拍拍贷
12,923,071
笔成功借款
3,790,669.80万
累计成交总额
安心
低门槛
最低50元起投
高收益
2016年平均历史年化收益率7%-24%
公告：【公告】2017年清明假期工作安排...
【公告】系统升级维护公告
【公告】停机维护公告
更多...

http://www.ppdai.com/ 4/2/2017